Canada Goose Reports First Quarter Fiscal 2026 Results
First quarter revenue increased 22% year-over-year to $107.8M

Toronto – July 31, 2025 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the first quarter of fiscal 2026 ending June 29, 2025. All amounts are in Canadian dollars unless otherwise indicated.
“We’re off to a strong start, brand heat is rising, and our DTC performance is delivering,” said Dani Reiss, Chairman & CEO of Canada Goose. “We’re executing with precision, from bold storytelling to smarter retail moves, and it’s showing up in results. I’m optimistic about the momentum we continue to see as we deliver more relevant product and run a tighter, more focused business.”
First Quarter Fiscal 2026 Business Highlights
Notable highlights from our first quarter included the following:
•Launched our Spring-Summer 2025 collection through a highly stylized campaign, featuring styles that embody a fresh aesthetic while staying true to our heritage. Apparel was the fastest growing category within this collection.
•Launched the second Snow Goose capsule with a striking summer campaign set in the deserts of Utah. The expedition featured celebrity guests and other influencers, including our star campaigner Lara Stone. The campaign is building brand momentum, supported by our 360-degree marketing approach, which continues to resonate strongly with consumers.
•Strengthened our presence in key markets, including two temporary store conversions, bringing the total permanent store count to 76.
•Showcased our new store design concept in our newly renovated Amsterdam store with elevated finishes, statement ceiling artwork, and a dedicated VIP space for a more luxurious experience.
•Published our fiscal year 2025 Impact Report1, which provides an update on the progress of our sustainable impact strategy.
•Achieved a 9% reduction in Scope 1 emissions and a 25% reduction in Scope 3 emissions year-over-year. We also invested in 10 renewable energy projects to fully match our Scope 2 emission in fiscal 2025.

1 A copy of our fiscal 2025 Impact Report can be accessed on Canada Goose’s website at www.canadagoose.com.

First Quarter Financial Highlights2
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 22.4% to $107.8m, up 21.5% on a constant currency basis3.
•DTC revenue increased 23.8% to $78.1m, or up 22.8% on a constant currency basis3 driven by DTC comparable sales4 growth of 14.8% and revenue from non-comparable stores.
•Wholesale revenue increased 11.9% to $17.9m or 11.3% on a constant currency basis3 primarily due to timing of shipments and increased demand from our wholesale partners.
•Other revenue increased 31.1% to $11.8m or 30.0% on a constant currency basis3 due to higher number of Friends & Family events.
▪Gross profit increased 25.9% to $66.2m. Gross margin for the quarter was 61.4% compared to 59.7% in the first quarter of fiscal 2026 primarily due to higher margin contribution from our European knitwear facility. Pricing, product mix and channel mix did not have a significant impact on a year-on-year basis.
▪Selling, general and administrative (SG&A) expenses were $224.9m, compared to $149.5m in the prior year period. The increase in SG&A was primarily driven by a one-time financial award of $43.8m (32.0m USD) resulting from the resolution of an arbitration with a former supplier. Additionally, the company incurred costs to expand the global retail network, increased marketing spend with Spring-Summer 25 and Snow Goose campaigns, and invested in product design and merchandising.
▪Operating loss was $(158.7)m, compared to $(96.9)m in the prior year period.
▪Net loss attributable to shareholders was $(125.2)m, or $(1.29) per basic and diluted share, compared with a net loss attributable to shareholders of $(77.4)m, or $(0.80) per basic and diluted share in the prior year period.
▪Adjusted EBIT5 was $(106.4)m, compared to $(96.0)m in the prior year period.
▪Adjusted net loss attributable to shareholders5 was $(88.2)m, or $(0.91) per basic and diluted share, compared with an adjusted net less attributed to shareholders of $(76.1)m, or $(0.79) per basic and diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $439.5m for the first quarter ended June 29, 2025, was down 9% year-over-year, reflecting higher demand and our continued proactive approach to managing inventory.
The Company ended the first quarter of fiscal 2026 with net debt4 of $541.7m, compared with $765.9m at the end of the first quarter of fiscal 2025. This reduction was mainly due to higher cash balances and lower borrowings from our credit facilities compared to the previous year. We began the fiscal year with a larger cash balance, supported by disciplined working capital management and cash generated from operating activities in recent quarters.

2 Comparisons to first quarter ended June 30, 2024.
3 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
4 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
5 Adjusted EBIT, adjusted net loss attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted net loss per basic share attributable to the shareholders of the Company is a non-IFRS financial ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on July 31, 2025. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/936149642. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements
"This press release contains forward looking statements within the meaning of applicable securities laws, including statements relating to the execution of our proposed sustainability strategies, emission and energy consumption and targets, business strategy and our expected operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, in respect of our sustainability strategies and emission targets, assumptions not being realized, scientific or technological developments, evolving sustainability strategies, changes in carbon markets, evolving government regulations or changes in circumstances of our business, and more generally the impact on our operations of the current global economic conditions and international trade environment and their evolution, as well as the other risk factors that are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 30, 2025. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, the achievement of our targets, goals and commitments (including our emission targets) and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Loss
(in millions of Canadian dollars, except per share amounts)

	First quarter ended
	June 29, 2025	June 30, 2024
	$	$
Revenue	107.8	88.1
Cost of sales	41.6	35.5
Gross profit	66.2	52.6
Selling, general & administrative expenses	224.9	149.5
Operating loss	(158.7)	(96.9)
Net interest, finance and other costs	5.4	3.2
Loss before income taxes	(164.1)	(100.1)
Income tax recovery	(38.6)	(26.1)
Net loss	(125.5)	(74.0)

Attributable to:
Shareholders of the Company	(125.2)	(77.4)
Non-controlling interest	(0.3)	3.4
Net loss	(125.5)	(74.0)

Loss per share attributable to shareholders of the Company
Basic and diluted	$(1.29)	$(0.80)

Condensed Consolidated Interim Statements of Comprehensive Loss
(in millions of Canadian dollars, except per share amounts)

	First quarter ended
	June 29, 2025	June 30, 2024
	$	$
Net loss	(125.5)	(74.0)

Other comprehensive loss
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain	13.1	5.4
Net loss on derivatives designated as cash flow hedges	(1.7)	(1.1)
Reclassification of net loss (gain) on cash flow hedges to income	0.1	(0.1)
Other comprehensive income	11.5	4.2
Comprehensive loss	(114.0)	(69.8)

Attributable to:
Shareholders of the Company	(113.5)	(73.2)
Non-controlling interest	(0.5)	3.4
Comprehensive loss	(114.0)	(69.8)

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars)

	June 29, 2025	June 30, 2024	March 30, 2025
Assets	$	$	$
Current assets		Reclassified	Reclassified
Cash	180.5	61.9	334.4
Trade receivables	73.1	60.2	98.0
Inventories	439.5	484.3	384.0
Income taxes receivable	31.6	31.0	10.2
Other current assets	59.0	57.4	63.8
Total current assets	783.7	694.8	890.4

Deferred income taxes	114.6	96.8	95.7
Property, plant and equipment	159.2	165.7	161.6
Intangible assets	130.9	133.6	131.9
Right-of-use assets	268.9	293.8	280.2
Goodwill	72.0	70.4	72.0
Other long-term assets	1.2	5.4	0.1
Total assets	1,530.5	1,460.5	1,631.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	236.9	154.1	186.7
Provisions	35.7	40.8	40.1
Income taxes payable	19.2	15.2	28.6
Short-term borrowings	12.6	36.8	4.3
Current portion of lease liabilities	84.2	82.5	83.9
Total current liabilities	388.6	329.4	343.6

Provisions	16.3	14.6	16.0
Deferred income taxes	11.8	10.7	20.8
Revolving Facility	—	53.3	—
Term Loan	388.6	391.5	407.7
Lease liabilities	236.5	262.2	246.9
Other long-term liabilities	42.1	43.4	40.3
Total liabilities	1,083.9	1,105.1	1,075.3

Equity
Equity attributable to shareholders of the Company	431.7	345.5	541.2
Non-controlling interests	14.9	9.9	15.4
Total equity	446.6	355.4	556.6
Total liabilities and equity	1,530.5	1,460.5	1,631.9

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars)

	First quarter ended
	June 29, 2025	June 30, 2024
	$	$
Operating activities
Net loss	(125.5)	(74.0)
Items not affecting cash:
Depreciation and amortization	31.2	32.7
Income tax recovery	(38.6)	(26.1)
Interest expense	4.4	11.8
Foreign exchange gain	(3.4)	(1.9)
Loss on disposal of assets	0.2	—
Share-based payment	4.1	2.2
Arbitration award	43.8	—
Remeasurement of put option	1.1	2.1
Remeasurement of contingent consideration	(0.1)	(10.7)
	(82.8)	(63.9)
Changes in non-cash operating items	(29.2)	(63.1)
Income taxes paid	(22.3)	(5.4)
Interest paid	(8.5)	(10.5)
Net cash used in operating activities	(142.8)	(142.9)
Investing activities
Purchase of property, plant and equipment	(1.3)	(2.2)
Initial direct costs of right-of-use assets	—	(0.1)
Net cash used in investing activities	(1.3)	(2.3)
Financing activities
Mainland China Facilities borrowings	—	16.6
Japan Facility borrowings	8.5	10.8
Term Loan repayments	(1.1)	(1.0)
Revolving Facility borrowings	—	54.3
Transaction costs on financing activities	—	(0.2)
Principal payments on lease liabilities	(19.4)	(20.8)
Net cash (used in) from financing activities	(12.0)	59.7
Effects of foreign currency exchange rate changes on cash	2.2	2.5
Decrease in cash	(153.9)	(83.0)
Cash, beginning of period	334.4	144.9
Cash, end of period	180.5	61.9

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net loss attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as adjusted net loss per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS Accounting Standards nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the first quarter ended June 29, 2025, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT and adjusted net loss attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	First quarter ended
CAD $ millions	June 29, 2025	June 30, 2024
Net loss	(125.5)	(74.0)
Add (deduct) the impact of:
Income tax recovery	(38.6)	(26.1)
Net interest, finance and other costs	5.4	3.2
Operating loss	(158.7)	(96.9)
Arbitration award (a)	43.8	—
Paola Confectii Earn-Out costs (b)	8.5	0.9
Total adjustments	52.3	0.9
Adjusted EBIT	(106.4)	(96.0)

	First quarter ended
CAD $ millions	June 29, 2025	June 30, 2024
Net loss	(125.5)	(74.0)
Add (deduct) the impact of:
Arbitration award (a)	43.8	—
Paola Confectii Earn-Out costs (b)	8.5	0.9
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (c)	1.0	(8.6)
Unrealized foreign exchange (gain) loss on Term Loan (d)	(3.5)	1.7
	49.8	(6.0)
Tax effect of adjustments	(12.0)	(0.4)
Adjusted net loss	(87.7)	(80.4)
Adjusted net (income) loss attributable to non-controlling interest (e)	(0.5)	4.3
Adjusted net loss attributable to shareholders of the Company	(88.2)	(76.1)

Weighted average number of shares outstanding	96,913,707	96,611,725
Adjusted net loss per basic share attributable to shareholders of the Company	$(0.91)	$(0.79)
(a)During the first quarter ended June 29, 2025, the Company recognized a charge of $43.8m (USD32.0m) in connection with the resolution of the arbitration proceeding instituted in fiscal 2024, between the Company and a former supplier of the Company from a previously announced commercial dispute relating to the termination of a contract. This amount comprises the financial award and legal costs, and was recorded in SG&A expenses within the interim statement of loss.
(b)Consideration payable to the PCML Vendors for the Earn-Out, recognized as remuneration expense.
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a loss of $1.0m on the fair value remeasurement of the contingent consideration and put option during the first quarter ended June 29, 2025 (first quarter ended June 30, 2024 - a gain of $8.6m). These gains and losses are included in net interest, finance and other costs within the interim statements of loss.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of loss.
(e)Calculated as net (loss) income attributable to non-controlling interest within the interim statements of loss of $(0.5)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended June 29, 2025 (first quarter ended June 30, 2024 - net income attributable to non-controlling interest of $4.3m).

Revenue By Segment

	First quarter ended		$ Change			% Change
CAD $ millions	June 29, 2025	June 30, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	78.1	63.1	15.0	(0.6)	14.4	23.8%	22.8%
Wholesale	17.9	16.0	1.9	(0.1)	1.8	11.9%	11.3%
Other	11.8	9.0	2.8	(0.1)	2.7	31.1%	30.0%
Total revenue	107.8	88.1	19.7	(0.8)	18.9	22.4%	21.5%
Revenue by Geography

	First quarter ended		$ Change			% Change
CAD $ millions	June 29, 2025	June 30, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	24.4	21.9	2.5	—	2.5	11.4%	11.4%
United States	26.9	18.5	8.4	(0.2)	8.2	45.4%	44.3%
North America	51.3	40.4	10.9	(0.2)	10.7	27.0%	26.5%
Greater China[1]	26.0	21.9	4.1	0.3	4.4	18.7%	20.1%
Asia Pacific (excluding Greater China1)	13.0	8.9	4.1	(0.2)	3.9	46.1%	43.8%
Asia Pacific	39.0	30.8	8.2	0.1	8.3	26.6%	26.9%
EMEA[2]	17.5	16.9	0.6	(0.7)	(0.1)	3.6%	(0.6)%
Total revenue	107.8	88.1	19.7	(0.8)	18.9	22.4%	21.5%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	June 29, 2025	June 30, 2024	$ Change	March 30, 2025	$ Change
Cash	180.5	61.9	118.6	334.4	(153.9)
Mainland China Facilities	—	(16.6)	16.6	—	—
Japan Facility	(8.5)	(16.2)	7.7	—	(8.5)
Revolving Facility	—	(54.3)	54.3	—	—
Term Loan	(393.0)	(396.0)	3.0	(412.4)	19.4
Lease liabilities	(320.7)	(344.7)	24.0	(330.8)	10.1
Net debt	(541.7)	(765.9)	224.2	(408.8)	(132.9)